SE

20012843

FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 69913

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EC SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

850 MONTGOMERY STREET, SUITE 350
(No. and Street)

San Francisco	CA	94133
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Megenity (770) 263-6003
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum, LLP
(Name – *if individual, state last, first, middle name*)

53 State Street, 17th Floor	Boston	MA	02109
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 17 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Adrian Uberto, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EC SECURITIES LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MOSES GANTZ
Notary Public, State of New York
No. 01GA6320998
Qualified in Kings County
Commission Expires March 16, 2023

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EC SECURITIES LLC
Financial Statements
For the Year Ended
December 31, 2019
With
Report of Independent Registered
Public Accounting Firm

EC SECURITIES LLC
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2019

CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of EC Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of EC Securities LLC (the "Company") as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedule I: Computation of Net Capital Pursuant to Rule 15c3-1, Schedule II: Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, and Schedule III: Information Relating to Possession or Control Requirements Under Rule 15c3-3 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

Marcum LLP

Boston, MA
March 16, 2020

EC Securities LLC
Statement of Financial Condition
December 31, 2019

Assets	
Cash and cash equivalents	$ 17,629
FINRA CRD Deposit	19,851
Total assets	$ 37,480
Liabilites and member's equity	
Liabilities	
Accounts payable and accrued expenses	$ 250
Total liabilities	250
Member's equity	37,230
Total liabilities and member's equity	$ 37,480

The accompanying notes are an integral part of the financial statements.

EC Securities LLC
Statement of Operations
Year Ended December 31, 2019

Revenue	$ -
Expenses	
Professional fees	66,417
Employee compensation	81,184
Regulatory Expenses	13,649
Communications	1,768
Insurance	38,722
Occupancy and equipment	59,700
Other operating expenses	67,696
Total Expenses	329,136
Net income (loss)	$ (329,136)

The accompanying notes are an integral part of the financial statements.

EC Securities LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2019

January 1, 2019	$ 43,446
Contributions	27,500
Net Income (loss) for the period January 1, 2019 - October 24, 2019	(45,548)
October 24, 2019	25,398
Contribution of expenses paid by Member	251,578
Reclassification of expense reimbursement	43,842
Net Income (loss) for the period October 25, 2019 - December 31, 2019	(283,588)
December 31, 2019	$ 37,230

EC Securities LLC
Statement of Cash Flows
Year Ended December 31, 2019

Cash flows from operating activities:		
Net income (loss)	$	(329,136)
Adjustments to reconcile net loss to net cash used by operating activities:		
Contribution of expenses paid by Member		251,578
Reclassification of expense reimbursement		43,842
Changes in assets and liabilities		
Increase in prepaid expenses		260
Decrease in other assets		764
Decrease in accounts payable		(1,113)
Net cash used by operating activities		(33,805)
Cash flows from financing activities:		
Contributions		27,500
Net cash provided by financing activities		27,500
Net decrease in cash and cash equivalents		(6,305)
Cash and cash equivalents at beginning of year		23,934
Cash and cash equivalents at end of year	$	17,629

The accompanying notes are an integral part of the financial statements.

Note 1 **Organization and Summary of Significant Accounting Policies**

Organization and Business

EC SECURITIES LLC ('"Company") is a wholly owned subsidiary of Amalgamated Token Services, Inc. (the "Parent," "ATS," or "Member") and is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority. The Company engages in the private placement of securities, including private offerings of certain digital securities.

On November 12, 2018, ATS entered into a purchase agreement ("Purchase Agreement") for all of the equity interests of Voyager Global Advisors LLC ("Voyager") contingent upon the approval of a Continuing Member Application ("CMA") by FINRA. At the time the Purchase Agreement was entreated into, Voyager changed its name to EC Securities LLC. One of the contractual terms of the Purchase Agreement was that ATS was required to pay certain operating expenses of Voyager until the date of closing. During this interim period, Voyager did not conduct any business but incurred operating expenses. On October 2, 2019, Voyager received FINRA approval of its CMA and on October 24, 2019, ATS finalized the transaction and assumed the equity interests in Voyager upon paying $61,195 in cash consideration to the former equity holder of Voyager. The Company additionally paid $43,842 in operating expenses on behalf of Voyager which are recorded as contributions in the Company's statement of changes in member's equity. Prior to the Parent obtaining the equity interests of Voyager, Voyager had no revenue and substantially no operations and existed solely to maintain its status as a registered broker-dealer. As a result, the Parent and the Company determined this was not a business combination in accordance with ASC 805, as it did not constitute a business with revenue generating processes; thus, no allocation of the purchase price and pushdown of intangible assets were deemed necessary.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company follows a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s)

The Company earns revenue from private placement transactions and advisory services that is recognized upon the completion of a transaction; this represents the point in time

at which the only performance obligation identified in the Company's contracts with customers is met.

Income Taxes

The Company is recognized as a single member Limited Liability Company (an "LLC") by the Internal Revenue Service. The LLC is regarded as a pass-through entity, where any income tax liability is recognized and paid by the Member.

For all open tax years and all major taxing jurisdictions, the Company has concluded that it is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. No interest expense or penalties have been recognized as of or for the period ended December 31, 2019. The Company's conclusions regarding uncertain tax positions is subject to review and adjustment later based upon ongoing analysis of tax laws, regulations and interpretations thereof, as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns and the Company believes it is no longer subject to income tax examinations for years prior to 2019.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 **Financial Instruments and Concentration of Risk**

Financial instruments subject to risk concentration include cash. The Company maintains depository cash and certificates of deposit with one banking institution. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor. Total cash and cash equivalents for the Company exceeding the FDIC insured limit is $0 as of December 31, 2019.

Note 3 **Commitments, Contingencies, and Related Party Transactions**

The Company has no contingencies.

Note 4 **Net Capital Requirements**

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $17,379, which was $12,379 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .01 to 1.0.

Note 5 **Related Party Transactions**

The Company has an administrative services agreement with the Parent. Pursuant to the agreement, the Parent provides administrative, payroll, human resources and other services. The Parent paid approximately $251,578 of expenses on behalf of the Company during the year ended December 31, 2019 for these services which is recorded as a contribution in the Company's statement of changes in member's equity.

Note 6 **Regulatory Requirements**

The Company operates in reliance upon Footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q&A 8 of the related FAQ issued by SEC staff on April 4, 2014. In order to avail itself of this option, the Company does not, and will not, hold customer funds or securities, and its business activities are, and will remain, limited to acting as placement agent for the private offerings of securities, including private offerings of certain digital securities where the issuer (or its transfer agent) has control over the definitive record of ownership (which may be on a distributed ledger or have a distributed ledger associated with it) that allows it to enforce transfer restrictions, correct errors and (to the extent relevant) address lost or stolen tokens or keys; and mergers and acquisitions advisory services.

Note 7 **Estimates and Indemnifications**

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not occurred. However, the Company expects any risk of loss to be remote.

Note 8 **Subsequent Events**

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

Schedule I

EC Securities LLC
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2019

Computation of Net Capital

Total member's equity qualified for net capital	$	37,230
Non-allowable assets:		
Other assets and prepaid expenses		19,851
Total non-allowable assets		19,851
Net capital before haircuts		17,379
Less haircuts on securities positions	$	-
Net capital	$	17,379
Aggregate indebtedness	$	250
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Excess Net Capital	$	12,379
Ratio of aggregate indebtedness to net capital		.01 to 1

Reconciliation of Computation of Net Capital

There is no significant difference between net capital above and net capital as reported on Part IIA of Form X-17a-5 as of December 31, 2019.

See report of independent registered public accounting firm

EC SECURITIES LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO SEC RULE 15C3-3
AS OF DECEMBER 31, 2019

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company operates in reliance on Footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q&A 8 of the related FAQ issued by SEC staff on April 4, 2014. The Firm does not, and will not, hold customer funds or securities, and its business activities are, and will remain, limited to traditional private placement transactions and mergers and acquisitions advisory services.

See report of independent registered public accounting firm

EC SECURITIES LLC
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER SEC RULE 15C3-3
AS OF DECEMBER 31, 2019

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company operates in reliance on Footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q&A 8 of the related FAQ issued by SEC staff on April 4, 2014. The Firm does not, and will not, hold customer funds or securities, and its business activities are, and will remain, limited to traditional private placement transactions and mergers and acquisitions advisory services.

See report of independent registered public accounting firm

MARCUM

ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption, in which (1) p (the "Company") identified that it does not claim an exemption under the exemption provisions of SEA Rule 15c3-3, but is exempt in reliance on footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q&A 68 of the related FAQ issued by SEC staff on April 4, 2014 (the "Identified Exemption") and (2) the Company stated that the Company met the Identified Exemption throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Identified Exemption from Rule 15c3-3 under the Securities Exchange Act of 1934 identified above.

Marcum LLP

Boston, MA
March 16, 2020

EXEMPTION REPORT

EC Securities LLC does not claim an exemption from SEC Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff on April 4, 2014 (the "Identified Exemption"). The Company confirms, to the best of its knowledge and belief, that it has met the Identified Exemption throughout the year ended December 31, 2019 without exception.

The answer to Question 8 in the SEC published FAQ states:

"A broker-dealer that does not hold customer funds or securities may file an exemption report (and corresponding accountant's report based on a review of the exemption report) rather than a compliance report (and corresponding accountant's report based on an examination of the compliance report) if the broker-dealer does not claim an exemption from Rule 15c3-3, and its business activities are limited to one or more of the following: (1) proprietary trading; (2) effecting securities transactions via subscriptions; and (3) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services."

We additionally confirm, to the best of our knowledge and belief, that:

1. EC Securities LLC did not hold customer funds or securities throughout the fiscal year January 1, 2019 to December 31, 2019.

2. EC Securities LLC's business activities were limited to acting as placement agent for the private offerings of securities throughout the fiscal year January 1, 2019 to December 31, 2019 without exception.

[signature] 3/16/2020

Adrian Uberto, CEO Date